James Lu +1 (858) 550-6101 jlu@cooley.com

May 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson, Terence O’Brien, Gary Guttenberg, Christopher Edwards

Re:	ShouTi Inc. Draft Registration Statement on Form S-1 Submitted February 14, 2022 CIK No. 0001888886

Ladies and Gentlemen:

On behalf of ShouTi Inc. (the “Company”), we submit this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 14, 2022 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on February 14, 2022 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosures in DRS Amendment No. 1.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of DRS Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein have the same meanings set forth in DRS Amendment No. 1.

Draft Registration Statement on Form S-1, Submitted February 14, 2022

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or. other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Two

Response: The Company respectfully informs the Staff that the Company does not have the majority of its operations in China nor is it based in China. While the Company performs its drug discovery and conducts its preclinical operations in China, (i) the majority of its operations team,which includes a majority of its executive officers, and most of its finance and accounting personnel, and legal, human resource, information technology and clinical development team members are located in the United States; (ii) all disbursement of cash to any of the Company’s subsidiaries in China are approved from within the United States; and (iii) substantially all of the Company’s intellectual property and other key assets are held outside of China. The Company’s Phase 1 clinical studies are being conducted in Australia with the aim of conducting future clinical trials in the United States following an IND submission supported by such Phase 1 data. Furthermore, the Company continues to actively expand its operations in the United States by identifying and recruiting additional qualified personnel, including senior leadership positions, and growing its corporate headquarters in South San Francisco, California, where most of the Company’s operational decisions are being made. For the foregoing reasons, the Company does not believe that it should be classified as being based in or having the majority of its operations in China. Further, the Company believes that its current operations in China do not pose a material risk that could result in a material change in its operations and/or the value of its ADSs or that could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, the Company respectfully advises the Staff that the Company is not subject to the Holding Foreign Companies Accountable Act does not apply to the Company because (i) as the Company’s auditor, PricewaterhouseCoopers LLP (“PwC”), is an independent registered public accounting firm located in the United States that may be inspected and investigated by the PCAOB and (ii) the Company's operations in China do not require the Company's independent registered public accounting firm to be located in China to comply with the standards of the PCAOB governing principal auditors under the Holding Foreign Companies Accountable Act. Additionally, PwC is not subject to the determinations announced by the PCAOB on December 16, 2021. However, to provide further clarification, the Company has revised its disclosure as requested on the Cover Page and pages 7, 8 and 9 of DRS Amendment No. 1.

2.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Response: The Company respectfully advises the Staff that the Company believes it has adequately disclosed the description of dividends, distributions and other transfers in the Prospectus Summary on pages 10 and 11 of DRS Amendment No. 1, and that it would be inappropriate to highlight such description on the Cover Page.

Prospectus Summary, page 3

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Three

Response: As noted in the Company’s response to Comment 1, the Company respectfully informs the Staff that the Company does not have the majority of its operations in China nor is it based in China. The Company believes that its operations in China do not pose a material risk that could result in a material change in its operations and/or the value of its ADSs or that could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. However, in response to the Staff's comment, the Company has revised its disclosure as requested on pages 7, 8 and 9 of DRS Amendment No. 1.

4.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 8, 9 and 10 of DRS Amendment No. 1.

5.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 10 and 11 of DRS Amendment No. 1.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Four

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of DRS Amendment No. 1. However, as noted in the Company’s response to Comment 1, the Company respectfully advises the Staff that the Holding Foreign Companies Accountable Act does not apply to the Company because (i) the Company’s auditor, PwC is an independent registered public accounting firm located in the United States that may be inspected and investigated by the PCAOB and (ii) the Company's operations in China do not require the Company's independent registered public accounting firm to be located in China to comply with the standards of the PCAOB governing principal auditors under the Holding Foreign Companies Accountable Act. Additionally, PwC is not subject to the determinations announced by the PCAOB on December 16, 2021.

7.	Please revise your disclosure in the Overview section to disclose that the location of the ongoing and planned clinical trials described in this section is in Australia and whether you expect there to be any limitations to using the trial results for approval by the FDA since the trials are being conducted outside of the United States.

Response: The Company respectfully advises the Staff that the Company believes that trial results generated from clinical trials in Australia will be accepted by the FDA. Consequently, the Company believes that it has adequately disclosed the risks of any potential limitations to using such trial results in the risk factors, and that it would be inappropriate to highlight such risks in the Overview section of the Prospectus Summary. However, to provide further clarification, the Company has revised its disclosure in the Business section on pages 3, 104 and 118 of DRS Amendment No. 1.

8.	We note the reference that other GPCRs have provided significant benefit to patients and have achieved blockbuster sales. Please revise to balance the disclosure and similar comparisons to marketed products that target GLP-1R elsewhere in the prospectus to indicate that your products candidates are in the very early stages of clinical development, that it will take many years to commercialize your product candidates and if you are successful in obtaining approval for your product candidates that there can be no guarantee that your products will achieve similar results.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 3 of DRS Amendment No. 1.

9.	We note your statements on pages 3, 4, 5, 108, and elsewhere in the prospectus that your product candidates are "potential-best-in-class." The term "best-in-class" suggests that the product candidates are effective and likely to be approved as a drug. Given the early stages of your candidates, it is not appropriate to suggest that this product is likely to be effective or receive regulatory approval. Please remove these references.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3, 4, 5, 118, 119, 120 and 125 of DRS Amendment No. 1.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Five

Our Pipeline and Programs, page 4

10.	Please revise your pipeline tables to present Structure-Based Discovery, Lead Optimization, and IND-enabling studies in one column given that all of these studies are preclinical trials. Additionally, we note that you have included second and third generation programs in the discovery phase for which no product candidate has been identified and for which the first generation product has not commenced Phase 1 testing. Please provide us your analysis as to why these programs are material enough to be included in your pipeline table. Alternatively, remove them from your table.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4, 104 and 121 of DRS Amendment No. 1. The Company believes its second and third generation programs are material enough to be included in its pipeline table because GSBR-1290, its first-generation product candidate, is now in Phase 1 clinical development and its GLP-1R know-how has resulted in the generation of multiple potential therapeutic candidates of GLP-1R agonists with structural classes distinct from that of GSBR-1290. The Company intends to advance one additional second-generation, structurally distinct therapeutic candidate into clinical trials and progress another third generation structural-therapeutic candidate through IND-enabling studies. Further, the Company believes that its generational approach to developing candidates is material to an investor's understanding of the Company's overall pipeline.

11.	You state that "GSBR-1290, is an oral and fully biased small molecule agonist of GLP-1R, a well-validated GPCR drug target for diabetes and obesity." Please tell us the basis for this molecule to be considered a “well-validated GPCR drug target.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4, 119 and 128 of DRS Amendment No. 1. As revised, the Company considers GLP-1R, which is a GPCR target, to be a “validated GPCR drug target” on the basis that multiple peptide GLP-1R agonists including liraglutide, semaglutide, dulaglutide and lixisenatide have been approved by the FDA and shown to be effective treatments for type 2 diabetes and obesity.

Our Management Team and Investors, page 5

12.	We note that you identify certain entities as investors in your company on page 5; however some do not appear to be among your principal stockholders as disclosed on page 182. Please limit the disclosure of specific investors to those identified in the Principal Shareholders table.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 5 and 120 of DRS Amendment No. 1.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Six

Risk Factors, page 14

13.	Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 80 and 81 of DRS Amendment No. 1.

14.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: As noted in the Company’s response to Comment 1, the Company respectfully informs the Staff that the Company does not have the majority of its operations in China nor is it based in China. The Company believes that its operations in China do not pose a material risk that could result in a material change in its operations and/or the value of its ADSs or that could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. However, in response to the Staff's comment, the Company has revised its disclosure as requested on pages 53, 54, 55, 57 and 58 of DRS Amendment No. 1.

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 55, 56 and 57 of DRS Amendment No. 1.

Use of Proceeds, page 87

16.	Please revise your disclosure to indicate how far the proceeds from the offering will allow you to proceed with continued development of each program referenced.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 14 and 96 of DRS Amendment No. 1.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Seven

Our Pipeline and Programs, page 111

17.	On page 11 and elsewhere you state that "GSBR-1290 is a potent biased GLP-1R agonist." As safety and efficacy determinations are solely within the FDA's authority and they continued to be evaluated throughout all phases of clinical trials, please remove these and any similar references in your prospectus. You may present objective data resulting from trials without including conclusions related to efficacy.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 121 of DRS Amendment No. 1.

GPCR Experience, page 116

18.	We note your statement regarding your collaboration with Schrödinger and how it enables you to increase the likelihood of clinical success compared to traditional drug discovery processes. Given the stage of your product candidates and the length of time and uncertainty involved in product candidate development, please revise the prospectus to remove any implication that your product candidates are more likely than others to receive approval from the FDA or comparable regulators.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 127 of DRS Amendment No. 1.

Our Solution: Small Molecule Biased APJR Agonist, page 131

19.	We note several comparisons to certain approved therapies, including the chart on page 131 comparing the attributes of your product candidates to apelin peptide and several clinically tested competitor compounds. If you have not conducted head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison and understand the supporting trials and any limitations and qualifications associated with such trials (e.g., number of patients and whether any patients dropped out of the trial or were otherwise excluded and the reasons, patient population, dosage, how the baseline was measured in each study, the phase of the trial, serious adverse events, etc.).

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 141 of DRS Amendment No. 1, to clarify that such data was obtained from in vitro studies we conducted of the compounds.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Eight

Intellectual Property, page 137

20.	Please disclose the number of pending patent applications for your GLP-1R and Apelin Receptor programs and the jurisdictions in which they have been filed.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 147 of DRS Amendment No. 1.

Lhotse Collaboration Agreement with Schrodinger, LLC, page 138

21.	Please disclose the amounts that have been paid to date pursuant to the Lhotse Collaboration Agreement with Schrödinger.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 106 and 148 of DRS Amendment No. 1.

Initial Public Offering Participation Rights, page 180

22.	Please disclose the number of shares or ADSs that BVF is eligible to purchase in the offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 191 of DRS Amendment No. 1.

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be submitted with, or a part of or included in, the DRS Amendment No. 1.

*      *      *

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission May 12, 2022 Page Nine

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6101 or Karen Deschaine of Cooley LLP at (858) 550-6088 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ James Lu
James Lu
Cooley LLP

cc:	Raymond Stevens, Ph.D., ShouTi Inc.

Jun Yoon, ShouTi, Inc.

Charles S. Kim, Cooley LLP

Andrew Harline, Cooley LLP

Matthew Bush, Latham & Watkins LLP

Cheston Larson, Latham & Watkins LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com